SIGNPATH PHARMA INC.
3477 Corporate Parkway, Suite 100
Center Valley, Pennsylvania  18034

February 3, 2015

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SignPath Pharma, Inc. Amendment No. 7 to Registration Statement on Form S-1 Last Filed January 27, 2015 File No. 333-198110

Acceleration Request

Requested Date:   February 6, 2015
Requested Time:  10:00 A.M. Eastern Time

Dear Mr. Riedler:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SignPath Pharma, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above referenced Registration Statement on Form S-1 effective as of the Requested Date and Requested Time set forth above or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of such effectiveness by telephone call to Elliot Lutzker (646-428-3210).

SIGNPATH HARMA, INC.

By:           /s/ Lawrence Helson
Lawrence Helson, M.D.
Chief Executive Officer